                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                   REMEC, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   75954310 1
                                  CUSIP Number

                                Victor A. Hebert
                         Heller Ehrman White & McAuliffe
                                 333 Bush Street
                         San Francisco, California 94104
                                 (415) 772-6000
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)

                                 August 26, 1996
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:        / /

Check the following box if a fee is being paid with this statement:          /X/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See (Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment


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
containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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            1)    Name of Reporting Persons:  JOSEPH T. LEE
                  S.S. or I.R.S. Identification No. of above person
                  ___________________________________________________

            (2)    Check the Appropriate Box if a Member of a Group*
            (a)   / /   _____________________________________________

            (b)   / /   _____________________________________________

            3)    SEC Use Only      _________________________________

            4)    Source of Funds* : 00

            5)   / /    Check if Disclosure of Legal Proceedings is
                        Required Pursuant to Items 2(d) or 2(e)

            6)    Citizenship or Place of Organization:  UNITED
                  STATES OF AMERICA

                    7)   Sole Voting Power

                      507,437
   Number
     of             8)   Shared Voting Power
   Shares
Beneficially             0
   Owned
    by              9)   Sole Dispositive Power
   Each
 Reporting               507,437
  Person
   With             10)  Shared Dispositive Power

                         0

            11)  Aggregate Amount Beneficially Owned by Each
                 Reporting Person:  509,785

            12)  / /   Check if the Aggregate Amount in Row (11)
                       Excludes Certain Shares*

            13)  Percent of Class Represented by amount in Row (11):

                 5.7%

            14)  Type of Reporting Person*

                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.     Security and Issuer.

            This Statement on Schedule 13D (this "Statement") relates to Common Stock, $.01 par value per share (the "Common Stock"), of REMEC, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9404 Chesapeake Drive, San Diego, California 92123.

Item 2.     Identity and Background.

            (a) Name of Person filing this Statement: Joseph T. Lee (the "Reporting Person").

            (b)   Business Address of Reporting Person:  1990
                  Concourse Drive, San Jose, California 95131.

            (c) Occupation of Reporting Person: Chief Executive Officer of Magnum Microwave Corporation, 1990
                  Concourse Dive, San Jose, California  95131;

            (d) Criminal Proceedings: During the last five years, the Reporting Person has not been concicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Civil Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or adminitratvive body of competent jursidiction that subjected the Reporting Person to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f)   Citizenship:  United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            Pursuant to an Agreement and Plan of Reorganization and Merger, dated May 16, 1996, as amended by Amendment No. 1 thereto dated July 25, 1996, by and among Magnum Microwave Corporation, a California corporation ("Magnum"), REMEC Acquisition Corporation, a California corporation and wholly-owned subsidiary of the Issuer ("RAC"), effective August 26, 1996, RAC was merged (the "Merger") with and into Magnum. As a result of the Merger, all of the issued and outstanding shares of Magnum Common Stock were converted into Common Stock of the Issuer, RAC ceased to exist and Magnum became a wholly-owned subsidiary of the Issuer. In connection with the Merger, the 10,855,932 shares of Magnum Common Stock owned by the Reporting Person (including 50,000 shares of Magnum Common Stock owned by the spouse of the Reporting Person) were converted into 509,785 shares of Common Stock of the Issuer.


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Item 4.     Purpose of Transaction.

            The Reporting Person acquired the Common Stock of the Issuer in connection with the Merger. See Item 3 above.

            Other than the proposed appointment of the Reporting Person as an Executive Vice President of the Issuer on or about September 25, 1996, the Reporting Person has no plans or proposals that relate to or would result in:

            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

            (e) any material change in the present capitalization or dividend policy of the Issuer;

            (f) any other material change in the Issuer's business or corporate structure;

            (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) causing the Common Stock to cease to be authorized to be quoted on the Nasdaq National Market;

            (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j)   any action similar to any of those actions set forth above.

Item 5.     Interest in Securities of the Issuer.

            (a) As of August 26, 1996, the Reporting Person was the beneficial owner of an aggregate of 509,785 shares of Common Stock of the Issuer (including 2,348 shares of Common Stock of the Issuer held in the name of the spouse of the Reporting


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
Person) representing 5.7% of the shares of such class of stock outstanding on such date (the "Beneficially Owned Shares").

            (b) Of the Beneficially Owned Shares, the Reporting Person holds sole voting and dispositive power over 507,437 of such shares. Of the Beneficially Owned Shares, the Issuer's spouse held sole voting power and dispositive power over 2,348 shares.

            (c) No transactions in the Common Stock of the Issuer have been effected during the past 60 days by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person with respect to any securities of the Issuer other than (i) that certain Employment and Non-Competition Agreement dated August 26, 1996 by and between Magnum, the Issuer and the Reporting Person, which provides, among other things, for the grant by the Issuer to the Reporting Person of an option to purchase 30,000 shares of Common Stock of the Issuer, and (ii) that certain Affiliate's Agreement dated August 26, 1996 between the Reporting Person and the Issuer, which provides, among other things, that the Reporting Person shall comply with Rule 145 of the Securities and Exchange Commission in all sales or dispositions of the Common Stock of the Issuer held by the Reporting Person.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1 - Employment and Non-Competition Agreement dated August 26, 1996 by and between Magnum, the Issuer and the Reporting Person.

            Exhibit 2 - Affiliate's Agreement dated August 26, 1996 between the Reporting Person and the Issuer.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 1996


                                  By: /s/ JOSEPH T. LEE
                                     ----------------------------
                                          JOSEPH T. LEE


                              (Page 7 of __ pages)
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                                                                       EXHIBIT 1

                    EMPLOYMENT AND NON-COMPETITION AGREEMENT

     THIS EMPLOYMENT AND NON-COMPETITION AGREEMENT (this "Agreement") is made and entered into as of August 26, 1996, by and between MAGNUM MICROWAVE CORPORATION, a California corporation ("Magnum"), REMEC, Inc., a California corporation ("REMEC") and Joseph T. Lee ("Employee").

                                   BACKGROUND

     This Agreement is being executed in connection with the merger (the "Merger") of REMEC Acquisition Corporation, a California corporation ("RAC"), a wholly-owned subsidiary of REMEC with and into Magnum, pursuant to an Agreement and Plan of Reorganization dated May 16, 1996 by and among REMEC, RAC and Magnum. Employee owns a majority of the capital stock of Magnum prior to the Merger which stock is being converted into shares of Common Stock of REMEC in connection with the Merger. Prior to the Merger, Employee has been employed by Magnum as its President and Chief Executive Officer. As part of the Acquisition, Magnum will become a wholly-owned subsidiary of REMEC. REMEC has asked Employee to continue his employment with Magnum as a subsidiary of REMEC after the Merger to provide, for the term of this Agreement, the continued benefit of Employee's experience in the business acquired in the Merger and to become an Executive Vice President of REMEC.

                                   AGREEMENT

     THE PARTIES AGREE AS FOLLOWS:

     1. DUTIES. (a) During the term of this Agreement, Employee shall be employed by and shall serve Magnum as its President and Chief Executive Officer and REMEC as an Executive Vice President and Magnum and REMEC agree to employ and retain Employee in such capacity or in such other capacity as Magnum and the Board of Directors of REMEC may from time to time elect in the future provided, however, Employee's duties may not be materially diminished or changed without his consent. Employee shall be employed full time in such capacity and shall devote all of Employee's business time, energy, and skill to the affairs of Magnum and REMEC. During the term of this Agreement, Employee shall report directly to Ronald E. Ragland or Errol Ekaireb. Said duties shall be performed at such place or places within Santa Clara County as Magnum shall reasonably designate or as shall be reasonably appropriate and necessary to the discharge of Employee's duties. Employee will duly, punctually and faithfully observe the general employment policies and practices of Magnum and REMEC, including, without limitation, any and all rules, regulations, policies and/or procedures which Magnum and REMEC may now or hereafter establish governing the conduct of its employees generally. It is the intention of the parties hereto that, so long as Employee is employed as an executive officer of REMEC, he shall be nominated as a director of REMEC.

     (b) If Employee is elected or appointed a director of Magnum or REMEC or an officer or director of any other subsidiary or affiliate of REMEC for any periods during the term of this Agreement, Employee will serve in such capacities without compensation in addition to that specified in Sections 2 and 3 hereof.

     2. TERM OF EMPLOYMENT.

     2.1 Basic Term. The term of employment of Employee shall commence on the thirtieth day after the date first above written and shall continue until March 31, 1998 unless terminated as provided in this Section 2. Employee shall continue to be an employee of Magnum or REMEC after termination of this Agreement on substantially the same terms set forth in this Agreement on an "At Will" basis.

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

     2.2 Termination by Reason of Disability. In the event that, during the term of this Agreement, Employee should become Disabled (as defined below), Magnum and REMEC shall have the right to terminate Employee's employment hereunder by giving at least thirty (30) days' written notification to Employee and payment to Employee of all accrued salary, pro-rated bonus, vested deferred compensation (other than pension plan or profit sharing plan benefits, which will be paid in accordance with the applicable plan), and all accrued vacation pay, all to the date of termination, but no other compensation or reimbursement of any kind.

     For purposes of this Agreement, "Disabled" shall mean the absence of Employee performing Employee's duties with Magnum and REMEC on a full-time basis for a period of sixty (60) consecutive business days, or for shorter periods aggregating ninety (90) or more business days in any twelve (12) month period, as a result of incapacity due to mental or physical illness which is determined by a physician selected by Magnum or REMEC or their insurers, who is reasonably acceptable to Employee.

     2.3 Death. In the event of Employee's death during the term of this Agreement, Employee's employment shall be deemed to have terminated as of the last day of the calendar month following the calendar month during which Employee's death occurred, and Magnum or REMEC shall pay to Employee's estate accrued salary, pro-rated bonus, vested deferred compensation (other than pension plan or profit sharing plan benefits, which will be paid in accordance with the applicable plan), and all accrued vacation pay, all to the date of termination, but no other compensation or reimbursement of any kind.

     2.4 Termination For Cause. Termination For Cause (defined below) may be effected by Magnum and REMEC at any time during the term of this Agreement and shall be effected by written notification to Employee. Upon Termination For Cause, Employee shall be immediately paid all accrued salary, incentive compensation to the extent earned, vested deferred compensation (other than pension plan or profit sharing plan benefits, which shall be paid in accordance with the applicable plan), and all accrued vacation pay, all to the date of termination, but Employee shall not be entitled to any other compensation or reimbursement of any kind. Termination For Cause shall mean termination by Magnum and REMEC of Employee's employment by reason of Employee's (i) dishonesty towards, fraud upon, Magnum or REMEC; (ii) continued (following written notice) refusal to obey reasonable and lawful orders or directions of Magnum or REMEC; or (iii) continued (following written notice) willful breach or habitual neglect of duty.

     2.5 Termination Without Cause. Notwithstanding any other provision of this
Section 2, Magnum and REMEC shall have the right to terminate Employee's employment without Cause at any time, but any such termination, other than as expressly provided in Section 2.1 through 2.4 herein, shall be without prejudice to Employee's rights to receive (in addition to all amounts due Employee in connection with Termination For Cause) the Base Salary for the remainder of the term and a pro-rated bonus pursuant to Section 2.6 for the year of termination. In addition, upon a termination without Cause, the Option (as defined in Section 3.3) shall immediately become fully exerciseable with respect to all shares covered thereby. If Employee is terminated without Cause, Employee may elect to receive a lump sum payment representing the present value of the aggregate unpaid Base Salary discounted to present value at a rate of five percent (5%) per annum in lieu of the Employee's right to receive the base salary for the remainder of the Term. Without limitation of any other provision hereof, the appointment of any officer of Magnum senior to Employee, any requirement that Employee report to any person other than Ronald E. Ragland or Errol Ekaireb, any requirement that Employee relocate or spend the majority of his business time outside the San Francisco Bay Area, any material reduction in Employee's compensation, duties or responsibilities, or REMEC's failure to hold at least a majority of the outstanding capital stock of Magnum shall constitute, upon Employee's resignation within six months of such appointment, or imposition of such requirement, as the case may be, a termination without Cause.

     2.6 Payment of Prorated Bonus. If Employee's employment is terminated under Sections 2.2, 2.3 or 2.5 then (i) the Employee shall only be entitled to receive, on a pro-rated basis, the bonus described in Section 3.2 and amounts under any other bonus plan applicable to Employee, and (ii) if the amount of bonus payments due are not determinable until a future date (e.g., the end of the fiscal quarter or year), then, notwithstanding

                                      A-1-2
any provisions hereof to the contrary, the payment of any such prorated amounts of the bonus shall be made by Magnum or REMEC promptly upon the determination of such amounts.

     3. SALARY, BENEFITS, AND INCENTIVE COMPENSATION.

     3.1 Base Salary. As payment for the services to be rendered by Employee as provided in Section 1 and subject to the terms and conditions of Section 2, Magnum or REMEC agrees to pay to Employee a base salary at the rate of Two Hundred Thousand Dollars ($200,000) per year, payable at the times and places as Magnum or REMEC pays its payroll in general. Employee's salary shall be reviewed (but may not be decreased) by the Board of Directors of REMEC on an annual basis.

     3.2 Bonus and Fringe Benefits. For the purposes of bonuses and fringe benefits, Employee shall be deemed to be in the same compensation group (the "Senior Management Group") as the Chief Executive Officer of REMEC, President of REMEC, any and all Executive Vice Presidents of REMEC and other officers of REMEC or its subsidiaries designated as members of the Senior Management Group by the Board of Directors of REMEC. REMEC agrees that all members of the Senior Management Group shall receive identical annual bonuses and fringe benefits including without limitation, with respect to health, hospitalization, dental and life insurance benefits, availability and amount of car allowance and vacation, sick-time and leave policies, provided, however, that should all members of the Senior Management Group not receive identical annual bonuses and fringe benefits, Employee shall, during the term hereof, be entitled to (i) an annual bonus equal to that received by the member of the Senior Management Group receiving the highest annual bonus, and (ii) with respect to each category of fringe benefits provided by REMEC or its subsidiaries to members of the Senior Management Group, Employee shall be entitled to the most favorable benefits in such category provided to any other member of the Senior Management Group. Except as provided in Section 2.6 hereof, bonuses shall not be prorated. After Employee is no longer employed by Magnum or REMEC, Employee may, at his election and at his cost, elect to continue to be covered by the health, hospitalization, dental, vision and long term disability and life insurance benefit plans of the Senior Management Group.

     3.3 Stock Option. Employee shall be granted a stock option (the "Option") to purchase 30,000 shares of REMEC Common Stock, the price to be $15.125 per share which is the closing price of REMEC Common Stock listed on the NASDAQ National Market System on August 26, 1996. The stock option will be an incentive stock option and shall be governed by the terms of REMEC's Incentive Stock Option Agreement to be provided to employee ("Option Documentation").

     3.4 Relocation Expenses. Notwithstanding any other provision of this Agreement, Magnum and REMEC may not require Employee to relocate his permanent office outside of the San Francisco Bay Area. However, if Magnum or REMEC requests that Employee relocate and Employee consents, in his sole and absolute discretion, to such request, then Magnum or REMEC shall reimburse Employee for:
(i) all expenses actually incurred by Employee in connection with his relocation, including travel, moving and storage expenses for Employee and his immediate family and their household effects; and (ii) real estate commissions incurred by Employee in connection with, at Employee's option, either the sale of his current residence or the purchase of a new residence.

     4. COVENANT NOT TO COMPETE.

     4.1 Definitions. For the purposes of this Section 4, the following terms shall have the following meanings:

          "Business" means the design, manufacture and sale of Products, including the business of Magnum as currently conducted.

          "Products" shall mean microwave components, including voltage control oscillators, dielectric resonator oscillators and mixers or any substantially similar products.

          "Restriction Period" shall mean the period commencing upon the date of this Agreement and ending on March 31, 1998.

                                      A-1-3

     4.2 Non-Competition. Employee covenants to REMEC that during the Restriction Period, and except as provided in Section 4.3 below, he shall not

          (i) engage in the Business, directly or indirectly, as a principal, owner, shareholder, partner, officer, director or employee throughout all geographical areas in which Magnum now conducts the Business and especially in the California counties of Alameda, Contra Costa, Los Angeles, Marin, Orange, Riverside, San Diego, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Ventura;

          (ii) induce or attempt to induce, directly or indirectly, any customer, supplier or distributor of REMEC or Magnum to terminate its relationship with REMEC or Magnum in order to enter into any such relationship with Employee or with any other person in competition with the Business; or

          (iii) solicit or induce or attempt to solicit or induce, directly or indirectly, any employee of REMEC or Magnum, to terminate such employee's employment relationship with REMEC or Magnum in order to enter into any such relationship with Employee or with any other person in competition with the Business, whether or not such person would commit a breach of any employment agreement by reason of leaving service.

     4.3 Exceptions. Notwithstanding the provisions of Section 4.2 above, nothing shall prevent Employee from owning less than 5% of the outstanding shares of any corporation traded on a recognized securities exchange or the NASDAQ Stock Market.

     4.4 Notice. Employee shall notify REMEC of any proposed activity that might be prohibited by this Agreement and shall describe the proposed activity in reasonable detail in such notice.

     4.5 Payment for Non-Competition Covenants. In consideration of the non-competition and non-solicitation covenants contained in Sections 4.1 through
4.4 of this Agreement, Magnum or REMEC shall pay to Employee, on the date of execution hereof the sum of $50,000. The payments to Employee under this Section 4 shall be in addition to any payments pursuant to other provisions of this Agreement.

     5. SEVERABILITY. The scope and effect of the covenants contained in this Agreement shall be as broad as may be permitted under the provisions of applicable law. To the extent that the language of such covenants may restrict competition to a greater degree than permitted by such applicable law, that portion thereof shall be ineffective, but the provisions of the covenants shall nevertheless remain effective with respect to such portions as shall be permitted by applicable law.

     6. REGISTRATION RIGHTS. Employee shall be granted the registration rights described in Exhibit A to this Agreement.

     7. MISCELLANEOUS.

     7.1 Confidentiality. Employee shall enter into a customary Invention and Confidential Disclosure Agreement in a form agreed upon by Employee, Magnum and REMEC.

     7.2 Waiver. The waiver of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or other provision hereof.

     7.3 Entire Agreement; Modifications. Except as otherwise provided herein, this Agreement and the Option Documentation, taken together, represent the entire understanding among the parties with respect to the subject matter hereof, and this Agreement and the Option Documentation, taken together, supersedes any and all prior understandings, agreements, plans, and negotiations, whether written or oral, with respect to the subject matter hereof, including without limitation, any understandings, agreements, or obligations respecting any past or future compensation, bonuses, reimbursements, or other payments to Employee from Magnum and REMEC. All modifications to the Agreement must be in writing and signed by the party against whom enforcement of such modification is sought.

     7.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be given by personal delivery or by telegraph or first class mail, certified or registered with return receipt

                                      A-1-4
requested, and shall be deemed to have been duly given upon receipt if personally delivered, three days after mailing, if mailed, or 24 hours after transmission, if delivered by telegram, to the respective persons named below:

If to Magnum:       MAGNUM MICROWAVE CORPORATION
                    1990 Concourse Drive
                    San Jose, California 95131
If to REMEC:        REMEC, Inc.
                    9404 Chesapeake Drive
                    San Diego, California 92123
                    Attention: President
If to Employee:     Joseph T. Lee
                    45 Bel Aire Court
                    Hillsborough, CA 94010

     Any party may change such party's address for notices by notice duly given pursuant to this Section.

     7.5 Headings. The Section headings herein are intended for reference and shall not be used in the construction or interpretation of this Agreement.

     7.6 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and wholly to be performed within the State of California by California residents. Employee hereby submits to the exclusive jurisdiction and venue of the Superior Court of the State of California for the County of Santa Clara or the United States District Court for the Northern District of California for purposes of any legal action. Employee agrees that service upon Employee in any such action may be made by first class mail, certified or registered, in the manner provided for delivery of notices in this agreement.

     7.7 Assignment/Sale. The rights and obligations of Magnum and REMEC under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Magnum and REMEC and any subsequent assignee. No assignment of this Agreement by Magnum or REMEC shall relieve them of their obligations hereunder, including any assignment by sale, merger, consolidation, liquidation or otherwise. Employee may not assign his rights and obligations under this Agreement.

     7.8 Supersedes Prior Agreements. This agreement supersedes and replaces all employment contract rights Employee may have had with Magnum prior to the Merger including, without limitation, Employee's rights under that certain Amended and Restated Severance Agreement between Magnum and Employee dated May 5, 1988, which is hereby terminated. Employee acknowledges that all of Employee's rights under any employment contract(s) with Magnum prior to the Merger have been satisfied.

     7.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement.

     7.10 Withholding. All sums payable to Employee hereunder shall be reduced by all federal, state, local, and other withholding and similar taxes and payments required by applicable law.

     7.11 Enforcement. If any portion of this Agreement is determined to be invalid or unenforceable, such portion shall be adjusted, rather than voided, to achieve the intent of the parties to the extent possible, and the remainder shall be enforced to the maximum extent possible.

     7.12 Arbitration. Any dispute, controversy or claim arising out of or in respect to this Agreement (or its validity, interpretation or enforcement), the employment relationship or the subject matter hereof shall at the request of either party be submitted to and settled by arbitration conducted before a single arbitrator in Santa Clara County, California in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration of such issues, including the determination of any amount of damages suffered, shall be final and binding upon the parties to the maximum extent permitted by law. The arbitrator in such

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

action shall not be authorized to change or modify any provision of this Agreement. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitrator shall award reasonable expenses and attorneys fees (including reimbursement of the assigned arbitration costs) to the prevailing party upon application therefor.

     7.13 Injunctive Relief. The parties expressly acknowledge that the services by Employee to Magnum and REMEC are of a special, unique, unusual, extraordinary, or intellectual character, and that it is not feasible to adequately compensate Magnum and REMEC in damages in an action at law for the failure of Employee to perform his obligations hereunder. Accordingly, in the event of any breach hereunder, Magnum and REMEC shall be entitled, from a court of competent jurisdiction and without posting bond, to full and complete relief as a court of equity can then afford, in addition to all other relief and remedies otherwise available.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                          MAGNUM MICROWAVE CORPORATION

                                     By: /s/ JOSEPH T. LEE
                                        ----------------------------------------

                                     Title: Chairman and Chief Executive Officer
                                           -------------------------------------

                                     REMEC, INC.

                                     By: /s/ ERROL EKAIREB
                                        ----------------------------------------

                                     Title: President
                                           -------------------------------------

                                     EMPLOYEE

                                     /s/ JOSEPH T. LEE
                                     -------------------------------------------
                                     Joseph T. Lee

                                      A-1-6

                                                                       EXHIBIT 2

                              AFFILIATES AGREEMENT

                                August 26, 1996

REMEC, Inc.
9404 Chesapeake Drive
San Diego, California 92123

Ladies and Gentlemen:

            Reference is made to the Agreement and Plan of Reorganization and Merger dated as of May 16, 1996 (the "Merger Agreement") made and entered into among Magnum Microwave Corporation, a California corporation ("Magnum"), REMEC, Inc., a California corporation ("REMEC"), and REMEC Acquisition Corporation, a California corporation and a wholly-owned subsidiary of REMEC ("RAC"). The Merger Agreement provides for the merger of RAC with and into Magnum (the "Merger") in a transaction in which shares of Magnum Common Stock ("Magnum Common") will be exchanged and converted into shares of REMEC Common Stock ("REMEC Common").

            I have been informed that the shares of REMEC Common which I will acquire in connection with the Merger will be registered under the Securities Act of 1933, as amended (the "Securities Act"); that the Merger constitutes a transaction covered by Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act; that I may be deemed to be an "affiliate" of Magnum within the meaning of Rule 145; that the Merger will be accounted for using the "pooling-of-interests" method of accounting and is intended to be a "reorganization" for federal income tax purposes; and that, accordingly, the shares of REMEC Common which I will acquire in connection with the Merger may only be disposed of in conformity with the Securities Act and the other limitations described herein. I have been informed that the treatment of the Merger as a pooling-of-interests for financial accounting purposes is dependent upon the accuracy of certain of the representations and warranties and the compliance with certain of the agreements set forth herein.

            I further understand that the representations, warranties and agreements set forth herein will be relied upon by counsel for REMEC and Magnum in rendering opinions regarding tax and other legal consequences of the Merger.

            1.    I represent, warrant and agree as follows:

                  (a) I have full power to execute this letter and to make the representations, warranties and agreements herein and to perform my obligations hereunder.

REMEC, Inc.
August 26, 1996

                  (b) Appendix A attached hereto sets forth all shares of Magnum Common owned by me, including all options or other rights to acquire Magnum Common and all equity securities (including any shares of preferred stock) of Magnum as to which I have sole or shared voting or investment power.

                  (c) I will not sell, transfer or dispose of any shares of REMEC Common that I may acquire in connection with the Merger in exchange for the shares of Magnum Common owned by me, or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor or upon conversion thereof (all such shares and other securities being herein sometimes collectively referred to as "Acquired Securities"), or any option, right or other interest with respect to any Acquired Securities, unless such sale, transfer or disposition is effected as provided in
      Section 3 hereof.

                  (d) Notwithstanding any other provision of this Affiliate's Agreement to the contrary: (i) none of the securities of Magnum I own will be sold, transferred or disposed of, and I will not in any way reduce my risk of ownership or investment in any securities of Magnum, in the 30-day period prior to the effective time (the "Effective Time") of the Merger (which Effective Time I understand is expected to be on or about August 23, 1996); and (ii) none of the Acquired Securities or other securities of REMEC I own will be sold, transferred or otherwise disposed of, and I will not in any other way reduce my risk of ownership or investment in any of such REMEC securities, until a financial report including the combined sales and net income of REMEC and Magnum covering a period of at least thirty (30) days of combined operations following the Effective Time of the Merger (the "Combined Financials Report") has been publicly released by REMEC.

            2. By countersigning below, REMEC agrees that it will: (i) exercise its best efforts to publicly release the Combined Financials Report as soon as possible after the Effective Time; (ii) until the second anniversary of the Effective Time, file all reports required to be filed under the Exchange Act of 1934, as amended, within the time period permitted; and (iii) after the second anniversary of the Effective Time, use its best efforts to file all reports and data with the Commission necessary to permit me to sell Acquired Securities pursuant to and otherwise in conformity with Rule 145(d) under the Securities Act. I understand that REMEC is under no obligation to register the sale, transfer or other disposition of any Acquired Securities by or on behalf of me or to take any other action necessary in order to make compliance with an exception from registration available to me, other than as set forth herein.

            3. I understand that the provisions of Rule 145 restrict public resales of Acquired Securities. I understand that I may publicly sell my Acquired Securities as follows:

                  (a)   Pursuant to Rule 145(d)(1):

                  I understand Rule 145(d)(1) permits public resales of Acquired Securities only (a) while REMEC meets the public information requirements of Rule 144(c), (b) in broker's transactions, and (c) where the aggregate number of Acquired Securities sold at any time together with all sales of REMEC Common

REMEC, Inc.
August 26, 1996

      sold for my account during the preceding three-month period does not exceed the greater of: (i) one percent of the REMEC Common outstanding; or
      (ii) the average weekly volume of trading in REMEC Common on all national securities exchanges and/or reported through the automated quotation system of a registered securities association, during the four calendar week period preceding any such sale.

            (b)   Pursuant to Rule 145(d)(2):

                  I understand I may make unrestricted resales of Acquired Securities pursuant to Rule 145(d)(2) if I have beneficially owned the Acquired Securities for at least 2 years and am not an affiliate of REMEC and REMEC meets the public information requirements of Rule 144(c).

            (c)   Pursuant to Rule 145(d)(3):

                  I understand I may make unrestricted resales of Acquired Securities pursuant to Rule 145(d)(3) if I have beneficially owned the Acquired Securities for at least three years and am not, and have not been for at least three months, an affiliate of REMEC.

            By its countersignature below REMEC acknowledges that the provisions of Section 1(c) of this Affiliate's Agreement will be satisfied, as to any sale by me of Acquired Securities: (i) pursuant to Rule 145(d) under the Securities Act while REMEC meets the public information requirements of Rule 144(c), by a broker's letter with respect to that sale stating that each of the above-described requirements of Rule 145(d)(1) has been met or is inapplicable by virtue of Rule 145(d)(2) or Rule 145(d)(3); or (ii) in a transaction otherwise exempt from the Securities Act; provided, however, that if counsel for REMEC reasonably believes that the provisions of Rule 145(d) or the Securities Act have not been complied with, and if requested by REMEC in connection with a proposed disposition other than pursuant to a registered offering, I will furnish to REMEC a copy of a "no action" letter or other communication from the staff of the SEC, or an opinion of counsel in form and substance satisfactory to REMEC and its counsel, to the effect that all of the applicable requirements of Rule 145(d) under the Securities Act have been complied with or that the disposition may be otherwise effected in the manner requested in compliance with the Securities Act.

            4. I also understand that stop transfer instructions will be given to REMEC's transfer agent with respect to certificates evidencing the Acquired Securities and that there will be placed on the certificates evidencing the Acquired Securities a legend stating in substance:

            THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN AN AGREEMENT BETWEEN THE REGISTERED HOLDER THEREOF AND REMEC, INC. THE AGREEMENT PROVIDES THAT (A) THE SHARES MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF UNTIL A FINANCIAL REPORT INCLUDING THE COMBINED SALES AND NET INCOME OF REMEC, INC. AND MAGNUM MICROWAVE CORPORATION COVERING A PERIOD OF AT

REMEC, Inc.
August 26, 1996

            LEAST 30 DAYS OF COMBINED OPERATIONS FOLLOWING AUGUST 23, 1996 HAS BEEN PUBLICLY RELEASED BY REMEC, INC. AND (B) THE SHARES MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF UNLESS SUCH SALE, TRANSFER OR DISPOSITION MEETS THE REQUIREMENTS OF RULE 145 UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY.

            By countersigning below REMEC agrees that such stop transfer instruction and legend will be removed promptly if the provisions of this letter are complied with or, upon request by the undersigned, after the third anniversary of the Effective Time; provided, however, that REMEC reserves the right to impose stop transfer instructions and legends on certificates with respect to shares held by affiliates of REMEC to insure compliance with Rule 144 under the Securities Act in the manner that REMEC generally takes such measures with respect to shares held by its affiliates.

            5. Once countersigned by REMEC, this letter shall be binding upon and enforceable against me and my administrators, executors, representatives, heirs, legatees and devisees and any pledgee holding Acquired Securities as collateral.

            6. I have carefully read this letter and have discussed its requirements and other applicable limitations upon the sale, transfer, or other disposition of the Acquired Securities and other REMEC securities owned by me with my counsel to the extent I felt necessary.

                                    Very truly yours,

                                     JOSEPH T. LEE
                                    -----------------------------------
                                    (Print name of shareholder)

                                    By: /s/ Joseph T. Lee
                                       ____________________________________

                                    Title: Chairman and Chief Executive Officer
                                           ------------------------------------

Agreed to and accepted:

REMEC, INC.

By: /s/ Errol Ekaireb
   -----------------------------
   Errol Ekaireb, President


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
                                   APPENDIX A

                                       TO

                             AFFILIATE'S AGREEMENT

                            10,805,932 Common Stock